SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                   FORM 6-K
                                ______________


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 31, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
                _______________________________________________


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                _______________________________________________






            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F      X                Form 40-F
                             ---------                       --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                             No             X
                             ---------                       --------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE NO. 1

  CNOOC Limited Announces Third Quarter Financial and Operational Highlights

(Hong Kong, October 31, 2003) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) today reported unaudited oil and gas revenues of RMB 20.92 billion for the nine months ended September 30, 2003, compared to RMB 16.42 billion during the same period last year, a 27.4% increase year-over-year. For the third quarter of 2003, oil and gas revenues were RMB 6.74 billion.

In the first nine months of 2003, total production grew 6.2% year-over-year to 353,102 barrels of oil equivalent (BOE) per day. Total production decreased by 7.5% from the same quarter last year to reach the level of 353,734 BOE per day for the third quarter of 2003.

The Company realized an average price of US$26.93 per barrel for crude oil during the quarter and US$28.02 during the first nine months, compared to US$25.21 and US$22.82 for the prior-year periods, respectively. Average realized price for natural gas was US$2.90 per thousand cubic feet during the quarter and US$2.92 for the first nine months.

"We are on track to meet our production target for the full year. Our year-to-date revenues have benefited from a high oil price environment," said Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

During the first nine months, the Company and its PSC partners have completed drilling 44 exploratory wells. Of the 39 wells drilled offshore China during the first nine months, 21 were completed independently. Furthermore, the Company and its partners have realized an overall 45% exploration success rate during the first nine months.

Reflecting increased development activity, the Company's development capital expenditures year-to-date increased 44.7% to RMB 5.35 billion while exploration capital expenditures decreased 31.8% year-over-year to RMB 0.93 billion.

During the third quarter, the Company achieved significant milestones that have furthered their natural gas strategy. The Company announced significant natural gas discoveries in the Panyu fields, reached an agreement on Xihu Trough exploration and development, and signed an agreement regarding a potential upstream investment in the Gorgon Joint Venture in Australia.

Additional information regarding the third quarter financial and operational results can be found on the website of CNOOC Limited at WWW.CNOOCLTD.COM.


               Third Quarter and Year-to-Date Production Summary


                                      3 Months Ended Sep. 30               9 Months Ended Sep. 30
                                ---------------------------------    ---------------------------------
                                  2002        2003       % Change     2002        2003        % Change
Crude Oil & Liquids (b/d)
-------------------------
Bohai Bay                       129,071     133,815         3.7%     124,615     127,431         2.3%
Western South China Sea          75,784      54,406      - 28.2%      51,814      63,324        22.2%
Eastern South China Sea          77,364      70,295        -9.1%      75,710      71,178       - 6.0%
East China Sea                    2,504       2,620         4.6%       3,408       2,625      - 23.0%
Overseas/(1)/                    48,089      40,653      - 15.5%      33,718      40,754        20.9%
   Subtotal (b/d)               332,812     301,789       - 9.3%     289,265     305,312         5.5%



Natural Gas (mmcf/d)
--------------------
Bohai Bay                            43          48        11.6%          46          46         0.5%
Western South China Sea             140         138       - 1.4%         138         114      - 17.2%
Eastern South China Sea               -           -            -           -           -            -
East China Sea                       13          12       - 4.5%          12          13         6.5%
Overseas/(1)/                        96         103         7.8%          60         103        70.5%
   Subtotal (mmcf/d)                291         301         3.4%         256         276         7.8%

Total Production (BOE/d)        382,409     353,734       - 7.5%     332,634     353,102         6.2%

(1)  Results from acquisition of Indonesian assets consolidated from April 1,
     2002


Third Quarter and Year-to-Date Production Revenue and Capital Expenditures (1)
------------------------------------------------------------------------------

   (Unaudited)                        3 Months Ended Sep. 30               9 Months Ended Sep. 30
                                ---------------------------------    ---------------------------------
   RMB million                    2002        2003       % Change     2002        2003        % Change

Sales Revenue/(2)/
-------------
Crude oil and liquids             6,144       6,119       - 0.4%      14,731      19,242        30.6%
Natural gas                         649         621       - 4.3%       1,690       1,682       - 0.5%
Marketing revenues, net              14          37       163.6%          36          76       113.5%
Other                               101          91      - 10.3%         318         228      - 28.4%
   Total                          6,908       6,867       - 0.6%      16,775      21,228        26.5%

Capital Expenditures/Investments
--------------------------------
Exploration                         584         170      - 70.9%       1,371         934      - 31.8%
Development                       1,778       1,957        10.1%       3,696       5,349        44.7%
Other                                 6           8        29.7%          30          12      - 60.8%
Acquisition                           -       1,941            -       4,699       4,284       - 8.8%
   Total                          2,368       4,076        72.1%       9,796      10,579         8.0%

Average Realized Prices
-----------------------
Oil, US$/bbl                      25.21       26.93         6.8%       22.82       28.02        22.8%
Gas, US$/Mcf                       3.19        2.90       - 9.1%        3.14        2.92       - 7.0%

(1)  Results from acquisition of Indonesian assets consolidated from April 1,
     2002
(2)  Does not include sales of oil & gas from Pinghu


PRESS RELEASE NO. 2

                CNOOC Limited Announces Its Long Term Strategy

(Hong Kong, October 31, 2003) CNOOC Limited (the "Company"; NYSE: CEO, SEHK:
883) today announced its business strategy and development plan to achieve sustainable growth for years beyond 2005.

"Our core and winning strategies remain unchanged. This management will continue to focus on production and reserves growth, develop and expand natural gas business and maintain financial discipline to deliver satisfactory returns to shareholders," said Fu Chengyu, Chairman and Chief Executive Officer.

The Company has a target to achieve a 15% CAGR of production from 2000 to 2005. Its target net production volume is planned to grow at CAGR of 8-12% from 2006 to 2010, reaching 265-305 million BOE (barrels of oil equivalent) by 2010. The company will also start several new exploration initiatives to capture the upside potential offshore China. Offshore China's shallow water area will remain the Company's major region for reserves growth, as Bohai Bay is the key basin.

The Company's total estimated exploration and development capital expenditure will be approximately US$1.9 billion per year for years beyond 2005.

Thirteen major development projects are scheduled to be on stream between years 2004 and 2005. Overall, twenty-five to thirty new fields will be developed between years 2004 and 2008. "We expect a stable and sustainable growth in years beyond 2005. We have a full development pipeline and active exploration program to support this growth," said Zhou Shouwei, President of the Company.

Natural gas (including LNG) will be one of the Company's growth engines. The Company strives to maintain its dominance in supplying to the most attractive natural gas markets in China. CNOOC Limited will also seek to work together with its parent to develop gas-power business in coastal China to capture the unique China energy opportunity.

The Company will continue its conservative financial practices and strict investment discipline, maintaining cost competitiveness and financial prudence. "Our return-driven financial management and dividend policy are designed to provide satisfactory returns to shareholders," commented Mark Qiu, Chief Financial Officer and Senior Vice President of the Company.

-End-


Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE per day for the first nine months of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

-------------------------------------------------------------------------------
Mr. Xiao Zongwei                 Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                    Ketchum Newscan Public Relations
                                 Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Tel : +86 10 8452 1646           Fax: 852-2510-8199
Fax: +86 10 8452 1441            E-mail: anne.lui@knprhk.com
E-mail: xiaozw@cnooc.com.cn              carol.chan@knprhk.com
                                         maggie.chan@knprhk.com
-------------------------------------------------------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: October 31, 2003